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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE 13E-3
(Rule 13e-3)

RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

First Banking Center, Inc.
(Name of Issuer)

First Banking Center, Inc.
First Banking Center
(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

31928P108
(CUSIP Number of Class of Securities)

John E. Freechack
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.    ☒

        Check the following box if the filing fee is a final amendment reporting the results of the transaction:    ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$21,660,000	$2,744.32

*
Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record in any discrete account after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $60.00 by (B) the total number of shares of common stock owned by all such shareholders of record in each shareholder's account immediately prior to the reverse stock split.

**
Determined pursuant to Rule 0-11(b)(1) by multiplying $21,660,000 by .0001267.

☒
Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$4,330.60	Filing Party:	First Banking Center, Inc.
Form or Registration No.:	Schedule 13E-3	Date Filed:	August 20, 2004

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

        This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed jointly by First Banking Center, Inc., a Wisconsin corporation (the "Company"), and First Banking Center, a Wisconsin state bank and wholly-owned subsidiary of the Company (the "Bank"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 2 amends and supplements the Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on August 20, 2004, as amended by Amendment No. 1 to Schedule 13E-3 Transaction Statement filed with the Securities and Exchange Commission on September 27, 2004.

        This Amendment No. 2 to Schedule 13-E is being filed with the Securities and Exchange Commission concurrently with a revised preliminary proxy statement filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of the common stock of the Company will be given notice of the special meeting at which they will be asked to approve the reverse and forward stock splits, and to transact any other business properly brought before the special meeting.

        The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect such completion or amendment of the proxy statement.

        All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.
Reg. M-A 1001

        The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPLIT TRANSACTION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.
Reg. M-A 1002

(a)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—First Banking Center, Inc. and the Bank" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Background of the Split Transaction" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the caption "MARKET PRICE OF FIRST BANKING CENTER, INC. COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data" is hereby incorporated herein by reference.
(d)	The information set forth in the proxy statement under the caption "MARKET PRICE OF FIRST BANKING CENTER, INC. COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.
(e)	Not applicable.
(f)	The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION—Prior Stock Purchases" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.
Reg. M-A 1003(a) through (c)

(a)-(c)	The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET—First Banking Center, Inc." is hereby incorporated herein by reference.

During the last five years, neither the Company nor the Bank has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.
Directors and Executive Officers of the Company and the Bank.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of the Company and/or the Bank (as specified below). Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 400 Milwaukee Avenue, Burlington, Wisconsin 53203.
Name	Current Principal Occupation or Employment and Material Positions Held During the Past Five Years
Thomas Beere	Mr. Beere, age 40, is a director of the Bank, and has served in this capacity since 2003. He is President of American Citizens Corporation, a precision screw machine company, located in Kenosha, Wisconsin. Mr. Beere does not serve as a director of the Company.

Keith Blumer
Mr. Blumer, age 55, is a director of the Company and the Bank. He is President and owner of Plainview Stock Farms, a cattle and grain farm operation near Albany, Wisconsin. Mr. Blumer was appointed to the Company board in 1998 and has served on the board of the Bank or a predecessor since 1985. Mr. Blumer's principal address is W1202 Hwy 59, Albany, Wisconsin 53505.
David Boilini
Mr. Boilini, age 52, is a director of the Company and the Bank. He is President of J. Boilini Farms, a diversified commercial operation involved in the growing of vegetables and grain, as well as the production of mint for the flavoring industry. Mr. Boilini has been a director of the Company and of the Bank since 1993. Mr. Boilini's principal address is W1873 Huntington Drive, Lake Geneva, Wisconsin 53147.
Frank Cannella, Jr.
Mr. Cannella, age 46, is a director of the Company and the Bank. He is owner of Cannella Response Television, Inc., an advertising agency, located in Burlington, Wisconsin. Mr. Cannella has been a director of the Company since 2004 and a director of the Bank since 2002. Mr. Cannella's principal address is 492 North Pine Street, Burlington, Wisconsin 53105.
Brantly Chappell
Mr. Chappell, age 50, is President and Chief Executive Officer of the Company, is Chief Executive Officer of the Bank, and serves as a director of the Company and the Bank. He was hired as our President and CEO in 1997. At that time he was also appointed to the boards of each of the Company and the Bank. He became CEO of our subsidiary bank in 1998.
John M. Ernster
Mr. Ernster, age 53, is a director of the Company and the Bank. He is Manager of Distribution Operations for WE Energies. He has been a director of the Company since 1992 and a director of the Bank since 1991. Mr. Ernster's principal address is WE Energies, 333 Everett Street, P.O. Box 2046, Milwaukee, Wisconsin 53203.
Dr. Robert Fait
Dr. Fait, age 59, is a director of the Company and the Bank. He is a Doctor of Optometry at Family Vision and Contact Lens Center Eye Clinic in Burlington, Wisconsin. He founded and serves as president of WVA, a wholesale medical supply distribution firm. He also founded and serves as vice president of Pentech Pharmaceuticals, a research and development drug company. Dr. Fait has been a director of the Company since 2000, and a member of the Bank's board since 1998. Dr. Fait's principal address is P.O. Box 900, Burlington, Wisconsin 53105.
Daniel T. Jacobson
Mr. Jacobson, age 46, is a director of the Company and the Bank. He is a CPA and partner in the firm of Reffue, Pas, Jacobson & Koster, LLP in Monroe, Wisconsin. Mr. Jacobson was appointed to the Company board in 1998 and served on the board of the Bank or a predecessor since 1994.
Thomas Laken, Jr.
Mr. Thomas Laken, Jr., age 61, is President and owner of Finishing and Plating Services, a commercial electroplating job shop, located in Kenosha, Wisconsin. Mr. Laken was appointed to the Company board in 1998. He has been a director of the Bank since 1996. Mr. Laken's principal address is 4545 68thAvenue, Kenosha, Wisconsin 53142.
Robert P. Reynolds	Mr. Reynolds, age 37, is the Vice President Human Resources and Retail Banking of the Company. Mr. Reynolds does not serve on the board of either the Company or the Bank.
James V. Scherrer
Mr. Scherrer, age 59, is a director of the Company and the Bank. He is chairman of Scherrer Construction Co., Inc., a general contractor, located in Burlington, Wisconsin. Mr. Scherrer has been a director of the Company since 2004 and of the Bank since 2002. Mr. Scherrer's principal address is P.O. Box 740, Burlington, Wisconsin 53105.
James Schuster	Mr. Schuster, age 46, is a director of the Company and the Bank. He is also the Chief Financial Officer of the Company and the Bank. Mr. Schuster has been a director since 2001.

John S. Smith	Mr. Smith, age 45, is a director of the Company and the Bank. He is also President and Trust Officer of the Bank. Mr. Smith has been a director of the Company and of the Bank since 1992.
Richard W. Torhorst
Mr. Torhorst, age 56, is a director of the Company and the Bank. He owns and operates the Law Offices of Richard W. Torhorst located in Lake Geneva, Wisconsin. Mr. Torhorst has been a director of the Company since 2004 and of the Bank since 2002. Mr. Torhorst's principal address is 500 Commercial Drive, Lake Geneva, Wisconsin 53147.
Charles R. Wellington
Mr. Wellington, age 54, is a director of the Company and the Bank. He is a partner in the law firm of Kittelsen, Barry, Wellington, Thompson and Schluesche, Monroe, Wisconsin. Mr. Wellington has served on the board of the Bank or a predecessor since 1989 and on the Company Board since 1996. Mr. Wellington's principal address is 916 17th Avenue, Monroe, Wisconsin 53566.
Melvin W. Wendt
Mr. Wendt, age 66, is a director of the Company and the Bank. He was elected Chairman of the Board of the Company in 1998. He owns and operates Mel Wendt Realty, a real estate brokerage firm. Mr. Wendt has also served as Chairman of the Board of the Bank since 1998 and has been a member of each board since 1989.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)

(a)	The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "SPECIAL FACTORS—Overview of the Split Transaction," "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Purpose and Structure of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," "SPECIAL FACTORS—Effects of the Split Transaction on First Banking Center; Plans or Proposals after the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of First Banking Center," "SPECIAL FACTORS—Accounting Treatment," "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Split Transaction" and "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Overview of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" and "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of First Banking Center" is hereby incorporated herein by reference.
(d)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Appraisal Rights and Dissenter's Rights; Escheat Laws" is hereby incorporated herein by reference.
(e)
The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(f)	Not applicable.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)

(a)	The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Related Transactions," is hereby incorporated herein by reference.
(b)-(c)	Not applicable.

(e)
The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS—Agreements Involving First Banking Center's Securities" is hereby incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)

(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Effects of the Split Transaction on First Banking Center; Plans or Proposals after the Split Transaction" and "SPECIAL FACTORS—Accounting Treatment" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on First Banking Center; Plans or Proposals after the Split Transaction," and "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of First Banking Center" is hereby incorporated herein by reference.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
Reg. M-A 1013

(a)-(c)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Purpose and Structure of the Split Transaction" is hereby incorporated herein by reference.
(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on First Banking Center; Plans or Proposals after the Split Transaction," "SPECIAL FACTORS—Effects of the Split Transaction on Shareholders of First Banking Center," and "SPECIAL FACTORS—Material Federal Income Tax Consequences of the Split Transaction" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.
Reg. M-A 1014

(a)-(b)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(d)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction," and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.
(f)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015

(a)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.

(b)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by reference.
(c)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Valuation of Financial Advisor; Fairness Opinion" is hereby incorporated herein by this reference. "Appendix B" and "Appendix C" to the proxy statement are hereby incorporated in their entirety herein by reference.

ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007

(a)	The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.
(c)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Fees and Expenses" is hereby incorporated herein by reference.
(d)	The information set forth in the proxy statement under the caption "SPECIAL FACTORS—Financing of the Split Transaction" is hereby incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008

(a)	The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION—Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)

(d)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Quorum; Vote Required for Approval," "SPECIAL FACTORS—Background of the Split Transaction," "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation," and "SPECIAL FACTORS—Interests of Certain Persons in the Split Transaction" is hereby incorporated herein by reference.
(e)
The information set forth in the proxy statement under the captions "SPECIAL FACTORS—Background of the Split Transaction" and "SPECIAL FACTORS—Reasons for the Split Transaction; Fairness of the Split Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)

(a)	The information set forth in the proxy statement under the captions "FINANCIAL INFORMATION—Selected Historical and Pro Forma Financial Data" and "OTHER MATTERS—Information Incorporated by Reference" is hereby incorporated herein by reference.
(b)	The information set forth in the proxy statement under the caption "FINANCIAL INFORMATION—Selected Historical and Pro Forma Financial Data" is hereby incorporated herein by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
Reg. M-A 1009

(a)-(b)	The information set forth in the proxy statement under the captions "ABOUT THE SPECIAL MEETING—Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS—Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.
Reg. M-A 1011(b)

(b)	The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)

(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)(1)	Revolving Business Note dated April 28, 2004.**
(b)(2)	Term sheet for issuance of trust preferred securities with Bear Stearns.**
(c)(1)	Fairness Opinion provided by Ryan Beck & Co., dated August 9, 2004.***
(c)(2)	Valuation Report provided by Ryan Beck and Co., dated July 26, 2004.****
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 8, 2004.
**
Previously filed.
***
Incorporated by reference to Appendix B of Exhibit (a).
****
Incorporated by reference to Appendix C of Exhibit (a).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2004
FIRST BANKING CENTER, INC.
	By:	/s/ JAMES SCHUSTER
	Name:	James Schuster
	Title:	Chief Financial Officer
FIRST BANKING CENTER
	By:	/s/ JAMES SCHUSTER
	Name:	James Schuster
	Title:	Chief Financial Officer

Exhibit Index

Exhibit Number	Description
(a)	Preliminary Proxy Statement, together with the proxy card.*
(b)(1)	Revolving Business Note dated April 28, 2004.**
(b)(2)	Term sheet for issuance of trust preferred securities with Bear Stearns.**
(c)(1)	Fairness Opinion provided by Ryan Beck & Co., dated August 9, 2004.***
(c)(2)	Valuation Report provided by Ryan Beck and Co., dated July 26, 2004.****
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*
Incorporated by reference to the Company's Schedule 14A, filed with the SEC on October 8, 2004.
**
Previously filed.
***
Incorporated by reference to Appendix B of Exhibit (a).
****
Incorporated by reference to Appendix C of Exhibit (a).

QuickLinks

INTRODUCTION
TRANSACTION STATEMENT
  ITEM 1. Summary Term Sheet. Reg. M-A 1001
  ITEM 2. Subject Company Information. Reg. M-A 1002
  ITEM 3. Identity and Background of Filing Person. Reg. M-A 1003(a) through (c)
  ITEM 4. Terms of Transaction. Reg. M-A 1004(a) and (c) through (f)
  ITEM 5. Past Contacts, Transaction, Negotiations and Agreements. Reg. M-A 1005(a) through (c) and (e)
  ITEM 6. Purposes of the Transaction and Plans or Proposals. Reg. M-A 1006(b) and (c)(1)-(8)
  ITEM 7. Purpose(s), Alternatives, Reasons and Effects. Reg. M-A 1013
  ITEM 8. Fairness of the Transaction. Reg. M-A 1014
  ITEM 9. Reports, Opinions, Appraisals and Negotiations. Reg. M-A 1015
  ITEM 10. Source and Amount of Funds or Other Consideration. Reg. M-A 1007
  ITEM 11. Interest in Securities of the Subject Company. Reg. M-A 1008
  ITEM 12. The Solicitation or Recommendation. Reg. M-A 1012(d) and (e)
  ITEM 13. Financial Statements. Reg. M-A 1010(a) and (b)
  ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used. Reg. M-A 1009
  ITEM 15. Additional Information. Reg. M-A 1011(b)
  ITEM 16. Material to be Filed as Exhibits. Reg. M-A 1016(a) through (d), (f) and (g)
SIGNATURES
Exhibit Index